UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 .

Commission File Number:

333-192272

ASIA EQUITY EXCHANGE GROUP, INC.

(Exact name of registrant as specified in its charter)

Suite 2501A, 25/F, Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Hong Kong + 852-2818 2998

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 per share par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[X]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.001 per share par value – 170 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Asia Equity Exchange Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ASIA EQUITY EXCHANGE GROUP, INC.

Date:	August 8, 2018	By:	/s/ Song Gao
		Name:	Song Gao
		Title:	Chief Executive Officer and Director